UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

 (Title of Class of Securities)

M8183P102

(CUSIP Number)

Roni Oren Rapac Communication & Infrastructure Ltd. Intergamma Building P.O. Box 3805 Kfar Neter 40593, Israel Tel: (972)(3) 697-9700 Fax: (972)(3) 697-9701
with a copy to:

Tuvia J. Geffen, Adv.
Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Tel: (972)(3) 623-5000
Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 671,067
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 671,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,067
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,810,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.26%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,810,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.26%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,810,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39..26%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,810,367
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,367
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.26%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

The undersigned, InterGamma International Trade Founded by InterGamma Investments Co. (“InterGamma Sub”), Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), Rapac Communication & Infrastructure Ltd. (“Rapac”), Inter-Gamma Investment Company Ltd. (“Inter-Gamma”) and Tanhum Oren (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on April 29, 2013, with respect to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (“RRsat”).  The Amendment amends and supplements Items 4, 5(a), 5(b) and 6 of the Schedule 13D.

Item 4.	Purpose of Transaction

On May 7, 2013, Viola P.E. GP Ltd. (“Viola”) consummated the acquisition of 1,214,259 Ordinary Shares from David Rivel (the “Rivel Closing”).  As a result, effective upon the Rivel Closing, the shareholders agreement between Del-Ta and David Rivel, dated as of October 5, 2006, as amended on October 26, 2006 and August 14, 2007 (as amended, the “Del-Ta-Rivel Shareholders Agreement”), has no more force and effect, and the irrevocable proxy granted by David Rivel to Del-Ta pursuant to the Del-Ta-Rivel Shareholders Agreement terminated.

The information set forth in Items 5 and 6 of the Schedule 13D, as amended, is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in RRsat, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of RRsat, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of RRsat owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, RRsat’s business and prospects, other developments concerning RRsat and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of RRsat.

Except as described in this Item 4 and in Items 3, 5 and 6 of the Schedule 13D, as amended, which are incorporated herein by reference, the Reporting Persons have no plans or proposals with respect to RRsat or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 17,346,561 Ordinary Shares outstanding.

InterGamma Sub directly beneficially owns 671,067 Ordinary Shares, representing approximately 3.87% of the outstanding Ordinary Shares.  InterGamma Sub disclaims beneficial ownership of the Ordinary Shares owned by the other Reporting Persons.

Del-Ta Engineering directly beneficially owns 6,139,300 Ordinary Shares, representing approximately 35.39% of the outstanding Ordinary Shares.  In addition, Del-Ta Engineering beneficially owns 100% of the outstanding shares of InterGamma Sub.  By reason of Del-Ta Engineering’s control over InterGamma Sub it may be deemed to beneficially own, and share the power to vote and dispose of, the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares.

Page 8 of 10 Pages

Rapac does not directly beneficially own any Ordinary Shares.  Rapac beneficially owns 100% of the outstanding shares of Del-Ta Engineering.  By reason of Rapac’s control over Del-Ta Engineering it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares.

Inter-Gamma does not directly beneficially own any Ordinary Shares.  Inter-Gamma beneficially owns 56.38% of the voting power of Rapac.  By reason of Inter-Gamma’s control over Rapac it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares.

Tanhum Oren does not directly beneficially own any Ordinary Shares.  Mr. Oren beneficially owns 87.15% of the voting power of Inter-Gamma.  By reason of Mr. Oren’s control over Inter-Gamma it may be deemed to beneficially own, and share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares,.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, directly beneficially owns 4,300 Ordinary Shares.

Orly Felner-Hayardeny, a director of Rapac, directly beneficially owns 8,000 Ordinary Shares.

Except as set forth herein, the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Ordinary Shares beneficially owned by any of the other Reporting Persons or by Viola, Kardan Communications Ltd. or David Rivel, and, except as set forth herein, each Reporting Person disclaims such beneficial ownership.

(b)           InterGamma Sub, Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub.

Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering.

Each of the Reporting Persons disclaims beneficial of any Ordinary Shares beneficially owned by Viola, Kardan Communications Ltd. or David Rivel.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, has the sole power to vote and dispose of the 4,300 Ordinary Shares directly beneficially owned by him.

Orly Felner-Hayardeny, a director of Rapac, has the sole power to vote and dispose of the 8,000 Ordinary Shares directly beneficially owned by her.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The foregoing summaries set forth in Item 4 of the Del-Ta-Viola Shareholders Agreement, the Del-Ta-Rivel Shareholders Agreement, the Del-Ta-Kardan-Rivel Shareholders Agreement (each such term as defined in the Schedule 13D), and the full texts of such agreements included as Exhibits 6, 7, 8 and 9 of the Schedule 13D, as amended, are incorporated herein by reference.

Except as described in Items 4 and 5 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of RRsat.

Page 9 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2013
INTERGAMMA INTERNATIONAL TRADE
          FOUNDED BY INTERGAMMA INVESTMENTS CO.

By:    /s/ Alex Milner                          /s/ Haim Mazuz
Alex Milner                                Haim Mazuz
Director                                      Director

DEL-TA ENGINEERING EQUIPMENT LTD.

By:    /s/ Alex Milner                          /s/ Haim Mazuz
Alex Milner                                Haim Mazuz
Director                                      Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ Tanhum Oren /s/ Alex Milner Tanhum Oren Alex Milner Director Chairman

INTER-GAMMA INVESTMENT COMPANY LTD. By: /s/ Tanhum Oren Tanhum Oren CEO
By: /s/ Yigal Berman Yigal Berman CFO
/s/ TANHUM OREN TANHUM OREN

Page 10 of 10 Pages